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April 14, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the press release issued by the Company on April 14, 2005.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at 31-(0)20-7 70 400 if you have any questions regarding the enclosures.

Robert M. Chilstrom /csw

Robert M. Chilstrom

cc: Maarten Thompson
Scott Ziegler

dlw 4/15



PRESS RELEASE

Wolters Kluwer Shareholders Approve Dividend

Annual General Meeting of Shareholders Wolters Kluwer

Amsterdam (April 14, 2005) – Wolters Kluwer, one of the world's leading publishers and providers of information products and services, announced today that the Annual General Meeting of Shareholders (AGM), held in Amsterdam, approved the financial statements for 2004, the proposed dividend, and the Supervisory Board appointments.

At the Meeting in the Hilton Hotel in Amsterdam, Ms. Nancy McKinstry, Chairman of the Executive Board, addressed the shareholders with a presentation on the results for 2004, her view on the first full year of implementation of the three-year strategy, and Wolters Kluwer's vision to be *The Professional's First Choice*. Nancy McKinstry commented in her presentation: "In 2004, we made progress on all fronts in the transformation of Wolters Kluwer. Importantly, top line revenue growth was restored to the Company, reversing the negative revenue trend of prior years. This momentum will set the stage for stronger growth in 2005, the second year of our three-year strategy, and we will deliver stronger organic growth."

The presentation by the Chairman of the Executive Board to the Annual General Meeting of Shareholders is available on www.wolterskluwer.com.

Dividend

Wolters Kluwer will pay a dividend of €0.55 (2003: €0.55) per ordinary share in cash. Shareholders and depositary receipt holders can also choose to take their dividend in the form of ordinary shares or depositary receipts for ordinary shares. The stock dividend will be determined on April 25, 2005 (after the close of trading). The dividend will be made payable as from April 27, 2005. For more information see www.wolterskluwer.com.

Supervisory Board

Ms. A.J. Frost (1957, British), member of the Supervisory Board of Wolters Kluwer nv, has been reappointed at the Annual General Meeting of Shareholders.

Mr. P.N. Wakkie has been appointed as a new member of the Supervisory Board of Wolters Kluwer nv, at the Annual General Meeting of Shareholders. Mr. Wakkie (1948, Dutch) is Chief Corporate Governance Counsel and member of the Executive Board of Royal Ahold nv since November 2003. Mr. Wakkie has broad expertise in the fields of Dutch and international legal matters, corporate governance and regulations, as well as knowledge of, and experience with, many Wolters Kluwer products.

A report on the Annual General Meeting of Shareholders will shortly be available on www.wolterskluwer.com.

The Wolters Kluwer 2004 Annual Report is available online (English), on CD-ROM (English), and in print (English and Dutch). Please visit www.wolterskluwer.com/2004annualreport or order a copy at info@wolterskluwer.com.

About Wolters Kluwer

Wolters Kluwer is a leading multinational publisher and information services company. The Company's core markets are spread across the health, corporate services, finance, tax,

 Wolters Kluwer

accounting, law, regulation, and education sectors. Wolters Kluwer has annual revenues (2004) of €3.3 billion, employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its depositary receipts of shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices.

Media

Caroline Wouters
Vice President, Corporate Communications
t + 31 (0)20 60 70 459

press@wolterskluwer.com

Investors/Analysts

Oya Yavuz
Vice President, Investor Relations
t + 31 (0)20 6070 407
ir@wolterskluwer.com

www.wolterskluwer.com